UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

STRATEGIC DIAGNOSTICS INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
862700101
(CUSIP Number)
Becker Drapkin Management, L.P.
Attn: Steven R. Becker
300 Crescent Court, Suite 1111
Dallas, Texas 75201
(214) 756-6156
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 29, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	862700101

1	NAMES OF REPORTING PERSONS Becker Drapkin Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,474,604

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,474,604

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,474,604

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	12.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA, PN

CUSIP No.	862700101

1	NAMES OF REPORTING PERSONS Becker Drapkin Partners (QP), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		2,211,800

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,211,800

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,211,800

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	10.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	862700101

1	NAMES OF REPORTING PERSONS Becker Drapkin Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		262,804

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		262,804

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	262,804

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	862700101

1	NAMES OF REPORTING PERSONS BC Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,474,604

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,474,604

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,474,604

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	12.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	862700101

1	NAMES OF REPORTING PERSONS Steven R. Becker

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		185,910[1]

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,474,604

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		185,910[1]

WITH	10	SHARED DISPOSITIVE POWER

2,474,604

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,660,514[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
1Includes 23,021 shares of common stock of the issuer that the reporting person has the right to acquire within 60 days of the date of this Schedule 13D pursuant to stock options to purchase shares of common stock of the issuer.

CUSIP No.	862700101

1	NAMES OF REPORTING PERSONS Matthew A. Drapkin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,474,604

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,474,604

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,474,604

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	12.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

This Amendment No. 4 to Schedule 13D (this “Amendment”) is filed by and on behalf of each of the Reporting Persons to amend the Schedule 13D related to the common stock of the issuer (the “Common Stock”) filed with the Securities and Exchange Commission (the “Commission”) on February 15, 2008, as amended and/or supplemented by Amendment No. 1 to the Schedule 13D filed on March 4, 2008, Amendment No. 2 to the Schedule 13D filed on March 18, 2008 and Amendment No. 3 to the Schedule 13D filed on August, 10, 2010 by the Reporting Persons with the Commission (as amended, the “Schedule 13D”). This Amendment is filed to disclose a change in the beneficial ownership of each Reporting Person relating to the acquisition of shares of Common Stock. Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.
Item 2. Identity and Background.
Item 2 of the Schedule 13D is hereby amended and supplemented to add the following information for updating the Schedule 13D as of the date hereof:
On August 18, 2010, SRB Management changed its name to Becker Drapkin Management, L.P. (“BD Management”), QP Fund changed its name to Becker Drapkin Partners (QP), L.P. (“Becker Drapkin QP”), and LP Fund changed its name to Becker Drapkin Partners, L.P. (“Becker Drapkin LP”). Becker Drapkin QP and Becker Drapkin LP are referred to collectively as the “Becker Drapkin Funds.” SRB Management, QP Fund and LP Fund are hereinafter referred to as BD Management, Becker Drapkin QP and Becker Drapkin LP, respectively.
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:
Becker Drapkin QP and Becker Drapkin LP have acquired an aggregate of 2,474,604 shares of Common Stock, which are reported herein, in multiple open market transactions for an aggregate purchase price of $5,946,220.34 (excluding commissions). The source of funds for the purchase of Common Stock was the general working capital of Becker Drapkin QP and Becker Drapkin LP.
Becker has acquired an aggregate of 162,889 shares of Common Stock and may be deemed, under Rule 13d-3 of the Exchange Act, to beneficially own 23,021 shares of Common Stock that may be acquired within 60 days of the date of this Amendment pursuant to stock options. The shares of Common Stock and options were acquired in multiple awards from the issuer and in multiple open market transactions for an aggregate purchase price of $232,586.27 (excluding commissions). The source of funds for the purchase of Common Stock was Becker’s personal funds.
Item 5. Interest in Securities of the Issuer.
Item 5(a) is amended and restated in its entirety as follows:
(a) Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.
The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.
Item 5(b) is amended and restated in its entirety as follows:
(b) Number of shares as to which each Reporting Person has:
(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.
Becker has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the shares of Common Stock owned by him (the “Becker Shares”). Becker disclaims beneficial ownership of the Becker Drapkin QP Shares and the Becker Drapkin LP Shares (each, as defined below).
Becker Drapkin QP has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the shares owned by it (the “Becker Drapkin QP Shares”). Becker Drapkin QP disclaims beneficial ownership of the Becker Shares and the Becker Drapkin LP Shares.
Becker Drapkin LP has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the shares owned by it (the “Becker Drapkin LP Shares,” and together with the Becker Drapkin QP Shares, the “Becker Drapkin Funds Shares”). Becker Drapkin LP disclaims beneficial ownership of the Becker Shares and the Becker Drapkin QP Shares.
As general partner of each of the Becker Drapkin Funds, BD Management may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Becker Drapkin Funds Shares. BD Management does not own any shares of Common Stock directly and disclaims beneficial ownership of the Becker Drapkin Funds Shares.
As general partner of BD Management, BCA may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by BD Management. BCA does not own any shares of Common Stock directly and disclaims beneficial ownership of any shares of Common Stock beneficially owned by BD Management.
As co-managing members of BCA, each of Becker and Drapkin may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by BCA. Each of Becker and Drapkin disclaims beneficial ownership of any shares of Common Stock beneficially owned by BCA.
As of the date hereof, no Reporting Person owns any Common Stock other than as set forth in this Item 5.
Item 5(c) is amended and restated in its entirety as follows:
(c) Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the Reporting Persons are described below:

Transaction	Effecting	Shares	Shares	Price		Description
Date	Person(s)	Acquired	Disposed	Per Share		of Transaction
08/29/2011	Becker Drapkin QP	129,231		$1.85	(1)	Open Market
08/29/2011	Becker Drapkin QP	21,800		$1.85	(2)	Open Market
08/29/2011	Becker Drapkin LP	18,969		$1.85	(1)	Open Market
08/29/2011	Becker Drapkin LP	3,200		$1.85	(2)	Open Market
08/30/2011	Becker Drapkin QP	4,099		$1.81	(2)	Open Market
08/30/2011	Becker Drapkin LP	601		$1.81	(2)	Open Market

(1)	Excluding commission of $0.01 per share.

(2)	Excluding commission of $0.015 per share.

Item 7. Material to be Filed as Exhibits.
The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

24.1	Power of Attorney (furnished herewith)

99.1	Joint Filing Agreement (furnished herewith)

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 31, 2011	BECKER DRAPKIN MANAGEMENT, L.P.
	By:	BC Advisors, LLC, its general partner

	By:	/s/ Ashley Sekimoto
		Name:	Ashley Sekimoto
		Title:	Attorney-in-Fact

BECKER DRAPKIN PARTNERS (QP), L.P.
	By:	Becker Drapkin Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

	By:	/s/ Ashley Sekimoto
		Name:	Ashley Sekimoto
		Title:	Attorney-in-Fact

BECKER DRAPKIN PARTNERS, L.P.
	By:	Becker Drapkin Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

	By:	/s/ Ashley Sekimoto
		Name:	Ashley Sekimoto
		Title:	Attorney-in-Fact

BC ADVISORS, LLC
	By:	/s/ Ashley Sekimoto
		Name:	Ashley Sekimoto
		Title:	Attorney-in-Fact

STEVEN R. BECKER
/s/ Ashley Sekimoto
	Name:	Ashley Sekimoto
	Title:	Attorney-in-Fact

MATTHEW A. DRAPKIN
/s/ Ashley Sekimoto
	Name:	Ashley Sekimoto
	Title:	Attorney-in-Fact

EXHIBIT INDEX

Exhibit	Description of Exhibit

24.1	Power of Attorney (furnished herewith)

99.1	Joint Filing Agreement (furnished herewith)